Exhibit 99.1

April 27, 2020

Dear shareholders,
The past few months have shown to us how vulnerable our societies and economies are to a global pandemic. The outbreak of a novel strain of coronavirus has caused thousands of deaths and resulted in millions infected. In these challenging circumstances, our first focus has been to protect our employees and customers. As we prepare for the point in time when the outbreak eventually eases and travel activity slowly resumes, we have taken several steps to respond to the COVID-19 outbreak.
While, initially, the COVID-19 outbreak largely had a negative impact on our business in our Rest of World (RoW) segment, it began to have a negative impact in February that fully intensified in March in our Developed Europe and Americas segments, as more governments and local municipalities implemented significant measures in an attempt to control the spread of the virus and travel came to a near halt. As a result, traffic to our website dropped significantly. Advertisers significantly reduced their spend on our platform or deactivated their campaigns, with Referral Revenue declining by more than 95% in the last week of March 2020 compared to the same period in 2019. We expect to file a Current Report on Form 6-K including an operating and financial review for the first quarter of 2020 no later than June 5, 2020.
In response to this challenging environment, we took a number of steps to maintain our cash liquidity and relationships with our advertisers:
•We significantly reduced Advertising Spend, our largest variable expense, in affected markets. By mid-March, our consolidated Advertising Spend was reduced to an absolute minimum, with very few exceptions where previous commitments could not be reduced.
•To preserve our cash reserves, we have taken a very close look at our expenses. In our German headquarters, we asked a significant part of our marketing, sales and HR teams to reduce their working hours in April. We have implemented the short-term work scheme (Kurzarbeit), in which the German state subsidizes the salary of affected employees. Going forward, we have started to make changes to our organizational setup, including making significant headcount reductions, to respond to the changes in industry dynamics. We are targeting a substantial reduction in our cost base going forward.
•Our account management and finance teams are working very closely with our advertisers to find solutions to manage our outstanding receivables while making accommodations for this very difficult situation. We have accommodated the requests of many advertisers to extend payment dates and to pay outstanding invoices in installments.
•We are in the process of evaluating our goodwill for possible impairment. We currently believe that our goodwill may be impaired due to the COVID-19 outbreak, and it is likely that we will record a significant impairment charge when we report our results for the quarter ended March 31, 2020.

Nominations of new members to the management board and supervisory board
On April 23, 2020, our supervisory board nominated Matthias Tillmann and James Carter to join Axel Hefer on our management board. Johannes Thomas stepped down from the management board and will serve as a strategic advisor moving forward. In addition, Ariane Gorin and Rolf Schrömgens were nominated as members of the supervisory board, after being initially appointed as temporary members last year. All nominations are subject to the approval of our annual meeting of shareholders which we expect to take place in June 2020.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This letter contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this letter and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business.

Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•the COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the travel industry and our business and financial performance;
•as a result of the COVID-19 pandemic, we expect to experience an impairment of goodwill and increasing provisions for bad debt;
•we may not be able improve our profitability in future periods or may incur losses, even while our revenues decline;
•our dependence on a relatively small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their bidding strategy;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the effectiveness of our Advertising Spend, including as a result of increased competition or inadequate or ineffective innovation in or execution of our advertising;
•the effectiveness of our measures to increase advertiser diversity on our marketplace;
•increasing competition in our industry;
•our focus on hotel and other accommodations if users expect other services;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us consumer reviews;
•our reliance on search engines, particularly Google, which promote its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection;
•impacts from our operating globally;
as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2019 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this letter, whether as a result of new information, future events or otherwise.